							Exhibit 12.01

Oceaneering International, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)
	Three Months ended		Year Ended December 31,
	Mar 31, 2016		2015		2014		2013		2012		2011
Fixed Charges:
Interest expensed and capitalized	$7,305		$27,475		$5,420		$2,194		$4,218		$1,096
Amortized premiums, discounts and capital expenses related to indebtedness	—		—		395		261		261		—
Estimate of interest within rental expense	16,694		76,381		85,632		63,735		35,510		24,451
Preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—		—
	$23,999		$103,856		$91,447		$66,190		$39,989		$25,547

Earnings:
Added Items:
Pretax income from continuing operations before minority interests and income (loss) from equity investees	$36,014		$334,031		$623,528		$542,203		$420,249		$334,084
Fixed charges	23,999		103,856		91,447		66,190		39,989		25,547
Amortization of capitalized interest	47		189		237		438		637		633
Distributed income of equity investees	2,098		5,963		4,772		5,290		8,661		6,063
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—		—		—		—		—
Total added items	62,158		444,039		719,984		614,121		469,536		366,327
Subtracted Items:
Interest capitalized	913		2,425		712		—		—		—
Preference security dividend requirements of consolidated subsidiaries	—		—		—		—		—		—
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—		—		—		—		—		—
Total subtracted items	913		2,425		712		—		—		—
Earnings as defined	$61,245		$441,614		$719,272		$614,121		$469,536		$366,327

Ratio of earnings to fixed charges	2.55	x	4.25	x	7.87	x	9.28	x	11.74	x	14.34	x